Atossa Genetics, Inc.
4105 East Madison Street, Suite 320
Seattle, Washington 98112

July 27, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Atossa Genetics, Inc. Withdrawal of Registration Statement on Form S-1 File Number: 333-165778

Ladies and Gentlemen:

Atossa Genetics, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333-165778) filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2010, together with all exhibits thereto (the “Registration Statement”).

The Company submits this request for withdrawal as it does not believe it is practicable to pursue the contemplated public offering at this time. The Company confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act of 1933 (the “Act”) that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement(s).  In accordance with  Rule 477(c) under the Act, the Company acknowledges that it may undertake subsequent offerings pursuant to Rule 155(c) under the Act.

Please send copies of the written order granting withdrawal of the Registration Statement to Atossa Genetics, Inc., attn: Steve Quay, M.D., Ph.D., 4105 East Madison Street, Suite 320, Seattle, Washington 98112.   If you have any questions with respect to this matter, please contact the undersigned at (206) 325-6086.

Sincerely,

/s/ Steven C. Quay
Steven C. Quay, M.D., Ph.D.
Chief Executive Officer